UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 28, 2020

Commission File Number: to be assigned

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 28th, 2020

DATE, TIME AND PLACE: September 28th, 2020, at 1.00 p.m., by videoconference

PRESENCE: The Board of Directors’ Meeting of TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Filangieri, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina Di Bartolomeo e Pietro Labriola, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To resolve on the proposal to amend the Company’s norms and the Internal Rules of the Company’s Board of Directors; (2) To acknowledge on the payments made within the scope of the Company’s Long Term Incentive Plans (“Plans”) for the respective grants; (3) To acknowledge on the Company’s listing process in the special corporate governance segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) known as Novo Mercado (“Novo Mercado”); and (4) To resolve on the registration of the updated Company’s capital stock.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Approved the amendment of the Company's Related Parties Policy, Policy for Disclosure and Use of Information and Securities Trading and Internal Rules of the Board of Directors, in accordance with the proposal presented, to comply with the requirements of B3 within the Company’s listing process in the Novo Mercado segment.

(2) Within the scope of the Company’s Long Term Incentive Plans (“Plans”), approved and consolidated in the name of the Company, as a result of the merger of TIM Participações S.A. into the Company (“Merger”), also approved at its Extraordinary Shareholders’ Meetings held on August 31st, 2020, the Board members acknowledged on the payments regarding the grants of 2018 and 2019, performed through the transfer of shares in treasury to the beneficiaries, provided for in the Plans and under the terms of the Repurchase Plan approved by the Board of Directors of TIM Participações S.A. at its meeting held on July 29th, 2020, in the amount of three hundred and fifty-seven thousand, three hundred and seventy-nine (357,379) common shares.

(3) The Board members acknowledged on the approval of the Company’s listing process in B3’s Novo Mercado segment, which occurred on the present date, thus satisfying the suspensive condition provided for in the Protocol and Justification of the Merger (“Protocol”), and therefore consummating the Merger.

(4) In view of the satisfaction of the suspensive condition provided for in the Protocol that supported the Merger, and due to the variation in the number of shares in treasury, resulting from the fulfillment of the obligations provided for in the Plans referred to in item (2) of these minutes, the Board members approved the new capital stock and number of shares issued by the Company, which shall be reflected in Section 5 of its By-laws, as per the wording below:

“SECTION 5º - The subscribed and fully-paid capital stock is of thirteen billion, four hundred and seventy-seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents (R$13,477,890,507.55) divided into 2,420,804,398 (two billion, four hundred and twenty million, eight hundred and four thousand, three hundred and ninety-eight) common shares, all nominative, book-entry and with no-par value.”

The adjustment above mentioned in the Companys’ By-laws shall be subject to reform, to be submitted to the first Shareholders’ Meeting to be held after the aforementioned registration approved by this Board on the present date, being certain that the change in the share capital does not affect the percentage of shareholding participation proposed under the Protocol, preserving the substitution ratio provided for therein, that is, for each 1 (one) common share issued by TIM Participações S.A., 1 (one) common share issued by the Company shall be issued.

Finally, the Board members stated that the two hundred and twenty-eight thousand, eighty-one (228,081) common shares of TIM Participações S.A., held in treasury by TIM Participações S.A, have been extinguished as a result of the Merger and will not be replaced for shares issued by the Company.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 28th, 2020.

JAQUES HORN

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: September 28, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer